Filed pursuant to Rule 425
of the Securities Act of 1933
Filer: Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159
Notice
This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.
An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.
Rules for Statoil-Hydro business conduct
Statoil and Hydro will pursue all types of business operations as competing and independent parties until the proposed merger between Statoil and Hydro’s petroleum activity is completed.
Following the publications of the merger plan, questions have been posed about the commercial relationship between the two companies until the merger has been approved and implemented.
The following rules apply:
No initiatives of decisions will be taken which could be interpreted to mean that the proposed merger has taken place until the relevant competition authorities have given their consent the two companies will only cooperate on activities and share information where this would have been legal in circumstances in which no merger plans existed.
Should anyone be in doubt about the way to deal with issues related to business activities between Statoil and Hydro, they should contact the group’s legal affairs function.